Mail Stop 4561

July 17, 2006

Mr. Charles Zhang
Chairman and Chief Executive Officer
Sohu.Com Inc.
Level 12, Vision International Center
No. 1 Unit Zhongguancun East Road, Haidian District
Beijing 100084
People's Republic of China

> **Re:** **Sohu.Com Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended March 31, 2006**
> **File No. 000-30961**

Dear Mr. Zhang:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

Non-advertising Revenue, page 42

1.   We note your disclosure, "The decrease in SMS revenues primarily resulted from tightened controls over billing procedures and practices by [y]our mobile network operators." We note similar disclosure on page 46 as the reason for the decrease in SMS revenue from fiscal year 2003 to fiscal year 2004. Tell us why the billing procedures of your mobile network operators would impact your sales and how the change in billing procedures correlate to changes in your actual sales. In addition, tell us your consideration for providing disclosure explaining the underlying implications of your mobile network operators tightening billing controls and whether the resulting decrease in revenue represents a trend. We refer you to SEC Release 33-8350, Section III.B.3 and 4.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 55

2.   We note your chief executive and financial officers concluded that your disclosure controls and procedures are "effective and are reasonably designed to ensure that all material information relating to the Company required to be included in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission." Tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed is accumulated and communicated to your management, including principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. We refer you to Exchange Act Rule 13a-15(b)(2)(e).

Notes to Consolidated Financial Statements

18. Income Taxes, page F-25

3.   We note your disclosure, "The Company has provided a full valuation allowance against net deferred tax assets due to the uncertainties surrounding their realization." Explain the

uncertainties surrounding the realization of your net deferred tax assets. In this respect, provide your analysis supporting your conclusion that based on the weight of available evidence, it is more likely than not that all of the deferred tax assets will not be realized as of December 31, 2004 and 2005; we refer you to paragraphs 17.e, 18 and 20 through 25 of SFAS 109. Ensure that your analysis addresses how you considered (1) your history of reporting net income during the most recent three years and (2) the expected increase in your applicable PRC tax rate in 2006.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Item 4. Controls and Procedures, page 50

4.   We note your chief executive and financial officers concluded that your disclosure controls and procedures are "effective and designed to ensure that material information relating to Sohu would be made known to them by others within the company." Tell us whether your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed is accumulated and communicated to your management, including principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. In addition, tell us whether your officers also concluded that your disclosure controls and procedures are effective and designed to ensure that all material information relating to the Company required to be included in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Please confirm that you will provide the appropriate disclosures pursuant to Exchange Act Rule 13a-15(b)(2)(e) in future filings.

Form 8-K filed on April 26, 2006

Exhibit 99.1

5.   We note your use of non-GAAP financial measures, which exclude the impact of share-based compensation from your GAAP results. Please address the following with respect to your use of such non-GAAP measures:

   ▪   We believe the non-GAAP operating statement columnar format (i.e. "non-GAAP net income excluding share-based compensation expense") appearing in Form 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K, Question 8 of the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, and SAB Topic 14G.

- Your presentation includes numerous non-GAAP measures including, but not limited to, non-GAAP cost of revenues, non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP product development expenses and non-GAAP general and administrative expenses. Note that each line item, sub-total or total for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified, reconciled and addressed in the accompanying disclosure. See Items 10(e)(1)(i)(C), 10(e)(1)(i)(D) and 10(e)(2) of Regulation S-K.

- We note your disclosure provides your non-GAAP financial results without a presentation of the most directly comparable measure calculated in accordance with GAAP. For example, you disclose non-GAAP operating expenses, non-GAAP advertising gross margin, and non-GAAP non-advertising gross margin on page 6. When disclosing such non-GAAP financial results, you must also present your comparable GAAP results pursuant to Item 10(e)(1)(i)(A) of Regulation S-K.

- Clarify whether you reasonably believe it is probable that the financial impact of amounts excluded from your non-GAAP measures will become immaterial within a near-finite period. In addition, tell us why you believe that it is permissible to eliminate the impact of recurring charges. We refer you to Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

- We note you eliminate share-based compensation from gross profit, sales and marketing expenses, product development expenses, general and administrative expenses, and other measures. It is not clear how management uses this non-GAAP information to conduct or evaluate its business in each of the areas of operations (sales and marketing, general and administrative expensive, etc.) or how this non-GAAP information improves user's understanding of your performance. Share-based compensation is a form of compensation similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipients overall compensation package, then how does management determine that an employees performance would remain unchanged such that it would not affect the Company's overall operations. For instance, would the performance of an employee responsible for sales and marketing be changed if a portion of his or her compensation package were eliminated? If so, then why would management exclude this compensation in analyzing your business performance?

*****

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christopher White, Staff Accountant, at (202) 551-3461, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief